Via Edgar

January 9, 2020

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE: Application for Withdrawal of Registration Statement filed on Form S-1 filed by Marijuana Company of America, Inc. on SEC File No. 333-229030

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), Marijuana Company of America, Inc., a Utah corporation (the “Company”), hereby requests the immediate withdrawal of the Company's registration statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2018 under File Number 333-229030 (together with all exhibits thereto, the “Registration Statement”). The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. The Company decided to withdraw its registration statement, due to the staleness of its audited financial statements for the year ended December 31, 2018.

Should you have any questions regarding the Registration Statement, please feel free to contact our legal counsel Tad Mailander at (619) 239-9034.

Kind regards,

/s/ Jesus M. Quintero

Principal Executive Officer

1